UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-39564

Mingzhu Logistics Holding Limited

27F, Yantian Modern Industry Service Center

No. 3018 Shayan Road, Yantian District

Shenzhen, Guangdong, China 518081

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Submission of Matters to a Vote of Security Holders.

Mingzhu Logistics Holding Limited, a Cayman Islands exempted company (the “Company”) held an extraordinary general meeting of the holders of the Company’s ordinary shares (the “Meeting”) on April 21, 2025 at 9:00 AM EST at 950 Third Avenue, Floor 19, New York, NY 10022. Holders of a total of 60,849,571 ordinary shares of the Company, par value $0.008 each (the “Ordinary Shares”), out of a total of 76,679,065 Ordinary Shares issued and outstanding and entitled to vote at the Meeting, voted at the Meeting, and the quorum for the transaction of business is present at the Meeting. Each Ordinary Share is entitled to one vote. The final voting results for each matter submitted to a vote of shareholders at the meeting are as follows:

1.	It is resolved as an ordinary resolution, that:

(a)	with the exact effective date to be determined by the board of directors of the Company (the “Board”) in its sole discretion, every sixteen (16) issued and unissued shares of par value of USD0.008 each in the share capital of the Company be consolidated into one (1) consolidated share (each a “Consolidated Share”) of par value of USD0.128 (the “Share Consolidation”), such Consolidated Shares shall rank pari passu in all respects with each other and be subject to the restrictions as contained in the memorandum and articles of association of the Company so that following the Share Consolidation, the authorized share capital of the Company will be changed from USD800,000 divided into 100,000,000 ordinary shares of USD0.008 par value each to USD800,000 divided into 6,250,000 ordinary shares of USD0.128 par value each (together with 1(b), the “Share Consolidation Proposal”); and

The shareholders approved the proposal.

For	Against	Abstain	Total
60,800,276	48,969	326	60,849,571

(b)	no fractional shares be issued in connection with the Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional share upon the Share Consolidation, the number of Shares to be received by such shareholder be rounded up to the next highest whole number of Shares.

The shareholders approved the proposal.

For	Against	Abstain	Total
60,803,167	45,207	1,197	60,849,571

2.	It is resolved as an ordinary resolution, that immediately following the Share Consolidation, the authorized share capital of the Company be increased from USD800,000 divided into 6,250,000 ordinary shares of par value USD0.128 each to USD1,280,000,000 divided into 10,000,000,000 ordinary shares of par value USD0.128 each.

The shareholders approved the proposal.

For	Against	Abstain	Total
60,799,379	49,872	320	60,849,571

3.	It is resolved as a special resolution, that the second amended and restated memorandum and articles of association of the Company adopted by special resolutions dated June 14, 2024 , be amended and restated by the deletion in their entirety and by the substitution in their place of the third amended and restated memorandum and articles of association to reflect, inter alias, the Share Consolidation and the Increase of Authorized Share Capital.

The shareholders approved the proposal.

For	Against	Abstain	Total
60,799,373	49,871	327	60,849,571

4.	It is resolved as an ordinary resolution, that the issuance of 120,000,000 restricted ordinary shares of the Company be approved and ratified, pursuant to certain securities purchase agreement dated January 15, 2025 in a private placement to certain “non-U.S. Persons” as defined in Regulation S of the Securities Act of 1933.

The shareholders approved the proposal.

For	Against	Abstain	Total
60,799,465	49,787	319	60,849,571

5.	It is resolved as an ordinary resolution that any one or more of the directors of the Company be and is hereby authorized to do all such acts and things and execute all such documents and deliver all such documents, which are ancillary to the Share Consolidation Proposal, the Increase of the Authorized Share Capital and the adoption of the Amended M&AA, including but not limited to, determining the exact effective date of the Share Consolidation and the Increase of the Authorized Share Capital and making any relevant registrations and filings with any authorities in accordance with the applicable laws, rules and regulations, as any of them considers necessary, desirable or expedient to give effect to the foregoing arrangements for the Share Consolidation and the Increase of the Authorized Share Capital; the registered office provider of the Company be instructed to make all necessary filings with the Registrar of Companies of the Cayman Islands in connection with the Share Consolidation and the Increase of the Authorized Share Capital; and the Company’s share registrar be instructed to update the register of members of the Company and that upon the surrender to the Company of the existing share certificates (if any) that they be cancelled and that any director of the Company be instructed to prepare, sign, seal and deliver on behalf of the Company new share certificates accordingly.

The shareholders approved the proposal.

For	Against	Abstain	Total
60,799,475	49,777	319	60,849,571

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 22, 2025

MINGZHU LOGISTICS HOLDING LIMITED

By:	/s/ Jinlong Yang
Name:	Jinlong Yang
Title:	Chief Executive Officer

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